                                                                       EXHIBIT 2

GIBSON, DUNN & CRUTCHER LLP
DANIEL S. FLOYD, SBN 123819
KEVIN S. ROSEN, SBN 133304
DANIEL N. SHALLMAN, SBN 180782
333 South Grand Avenue
Los Angeles, California  90071-3197

(213) 229-7000

Attorneys for Plaintiff FARMERS RICE MILLING COMPANY, INC., a Louisiana Corporation

                          UNITED STATES DISTRICT COURT

                         CENTRAL DISTRICT OF CALIFORNIA

                                WESTERN DIVISION


FARMERS RICE MILLING            CASE NO. CV 97-5483 MRP (Anx)
COMPANY, INC., a Louisiana      JURY TRIAL DEMANDED
Corporation, Derivatively       ------------------------------------------------
on Behalf of Nominal            VERIFIED FIRST AMENDED DERIVATIVE COMPLAINT FOR:
Defendants ERLY INDUSTRIES
INC., a California              (1)  BREACH OF FIDUCIARY DUTY;
Corporation, and AMERICAN       (2)  WASTE OF CORPORATE ASSETS;
RICE, INC., a Texas             (3)  ILLEGAL CORPORATE LOAN; AND
Corporation,                    (4)  INJUNCTIVE RELIEF PROHIBITING ERLY
              Plaintiff,             INDUSTRIES AND AMERICAN RICE FROM MAKING
                                     ON-GOING PAYMENTS ON BEHALF OF DEFENDANTS
                                     AND REQUIRING ON-GOING INDEMNIFICATION
     v.                              BY THE DEFENDANTS TO ERLY INDUSTRIES
GERALD D. MURPHY, DOUGLAS A.         AND AMERICAN RICE
MURPHY, BILL J. McFARLAND,
WILLIAM H. BURGESS, ALAN M.
WIENER, S.C. BAIN, J.R.,
JOHN M. HOWLAND, RICHARD N.
McCOMBS, GEORGE E. PRCHAL,
and DOES 1 through 100,
Inclusive,
              Defendants,
     - and -
ERLY INDUSTRIES INC., a
 California Corporation, and
 AMERICAN RICE, INC., a
 Texas Corporation,

              Nominal Defendants.
------------------------------------

     Plaintiff Farmers Rice Milling Company, Inc. ("Farmers"), on knowledge as to plaintiff, and otherwise upon information and belief, alleges as follows:

                             JURISDICTION AND VENUE
                             ----------------------

     1.   Complete Diversity of Citizenship:  Plaintiff Farmers is a corporation
          ---------------------------------
incorporated under the laws of the State of Louisiana having its principal place of business in the State of Louisiana. None of the Defendants is a resident of the state of Louisiana:

     (a)  The Murphy Defendants: Defendant Douglas A. Murphy ("Douglas Murphy")
          ---------------------
     is a citizen of the State of Texas. Defendant Gerald D. Murphy ("Gerald Murphy") is a citizen of the State of California.

     (b)  The Director Defendants: Defendant S.C. Bain Jr. ("Bain") is a citizen
          -----------------------
     of the state of Texas. Defendant William H. Burgess ("Burgess") is a citizen of the state of California. Defendant John M. Howland ("Howland") is a citizen of the State of Texas. Richard N. McCombs ("McCombs") is a citizen of the State of Texas. Defendant Bill J. McFarland ("McFarland") is a citizen of the State of California. Defendant George E. Prchal ("Prchal") is a citizen of the State of Texas. Defendant Alan M. Wiener ("Wiener") is a citizen of the State of California.

     (c)  The Nominal Defendants: Nominal Defendant Erly Industries Inc.
          ----------------------
     ("ERLY") is a corporation incorporated under the laws of the State of California having its principal place of business in California. Nominal Defendant American Rice, Inc. ("ARI") is a corporation incorporated under the laws of the State of Texas having its principal place of business in Texas.

     2.   Amount In Controversy Exceeds $75,000:  The damage caused to Erly and
          -------------------------------------
ARI by the wrongful acts of the Murphy Defendants and the Director Defendants, exclusive of interest and costs, far exceeds the sum of seventy-five thousand dollars ($75,000).

     3.   Venue Is Proper In The Central District Of California:  Pursuant to 28
          -----------------------------------------------------
USC (S) 1391(a)(3), venue is proper in the Central District of California -- Western Division in that all of the defendants are subject to personal jurisdiction in this district at the time the action is commenced, and there is no district in which the entire action may otherwise be brought. In addition, defendants Gerald Murphy, Burgess, McFarland and Wiener reside in California and the transactions challenged by this complaint took place in California.

                               NATURE OF THE CASE
                               ------------------

     4. This action is to bring to account two directors of ERLY and ARI, defendants Douglas Murphy and Gerald Murphy (collectively, "the Murphys"), who have pursued a reckless course of conduct designed, in contravention of their fiduciary duties, to benefit themselves financially to the detriment of the very companies they purport to represent. This action also seeks to hold the Murphys' self-interested fellow Board members responsible for knowingly and/or recklessly authorizing the Murphys' wrongful conduct (defendants Bain, Burgess, Howland, McCombs, McFarland, Prchal and Wiener, collectively, "the Director Defendants"). In derogation of the fiduciary obligations they owed to ERLY, ARI and their respective shareholders, the Murphys pledged $1.5 million of ERLY stock as collateral to obtain a personal interest in a speculative land
                                --------
development on a golf course in Texas ("Murphy Land Deal"). The Murphys then reneged on the deal and when the holder of the note sought to foreclose on the stock, the Murphys used ERLY and ARI to fund a series of legal battles designed to protect their own personal fortunes. Only the Murphys, not ERLY or ARI, stood to gain from the pledge of ERLY stock for the Murphy Land Deal. Yet it was ERLY and ARI, not the Murphys, who were called upon to bail the Murphys out once the deal went sour. As a direct result of the Murphys' tortious conduct, a Texas jury has now hit the Murphys, ERLY and ARI with an $18 million verdict. This derivative lawsuit seeks reimbursement to ERLY and ARI of the millions in unnecessary legal expenses and damages the Murphys have inflicted upon the two companies with the willing participation of the self-interested Director Defendants.

                                  THE PARTIES
                                  -----------

     5. Plaintiff Farmers is a privately held corporation, organized and existing under the laws of the State of Louisiana, with its principal place of business at Baton Rouge, Louisiana. Farmers is the owner of 171,933 shares of ERLY stock and has been the owner of ERLY stock during a substantial part of the relevant time period, including for a substantial part of the time the wrongs alleged herein occurred and to the present. Farmers is also the beneficial owner of ARI stock and has been the owner of ARI stock during part of the relevant time period, including for part of the time the wrongs alleged herein occurred and to the present.

     6. At all times alleged herein, defendant Gerald Murphy was and is the Chairman of the Board of ARI, Chief Executive Officer and Chairman of the Board of ERLY, and a director of both ARI and ERLY.

     7. At all times alleged herein, defendant Douglas Murphy was President and Chief Operating Officer of ERLY, and since June 1993 served as President and Chief Executive Officer of ARI. Douglas Murphy also has been and is a director of both companies.

     8. At all times alleged herein, defendant Bain was and is a director of nominal defendant ARI. Bain has served as a director of ARI since 1987. He has served as President of Bain, Inc., a farming corporation, since 1985 and has been a partner in Bain Farms since April 1988. Bain owes his seat on the ARI Board to the Murphys and receives substantial fees and benefits as a result. Bain has re-paid the Murphys for his Board membership by consistently acceding to the Murphys' demands. Bain has voted with the Murphys consistently since joining the ARI Board on virtually all Board actions.

     9. At all times alleged herein, defendant Burgess was and is a director of nominal defendants ARI and ERLY. Burgess has served as a director of ERLY since 1976 and a director of ARI since 1988. Burgess is a long-time intimate of Gerald Murphy and a key member of the Murphys' inner circle. They both attended the same schools and frequently play tennis together. Burgess has received substantial fees from ERLY at the direction of the Murphys. In fiscal year 1997, at the direction of the Murphys, Burgess received $22,500 for "public relations" services allegedly provided to ERLY. In addition, Burgess' substantial health benefits are fully covered by ERLY. Burgess has received over $100,000 in health benefits over the past year. Burgess has re-paid the Murphys for his Board membership by consistently acceding to the Murphys' demands. Burgess has voted with the Murphys consistently since joining the Boards of ERLY and ARI on virtually all Board actions. Indeed, in July of 1992, Burgess helped to vote down a Board resolution which sought the ouster of Gerald Murphy as Chairman of ERLY for mismanaging the company. The two members of the ERLY Board who voted for that resolution are no longer on the ERLY Board. Burgess knows that he must protect the Murphys or face a similar fate.

     10. At all times alleged herein, defendant Howland was and is a director of nominal defendant ARI. Howland has served as a director of ARI since 1993. Howland served as Chairman of the Board of Directors of ARI and Chief Executive Officer of ARI before its acquisition by ERLY. Howland now sits on the ARI Board at the insistence of the Murphys. He also receives substantial fees as a consultant to ARI. Howland has re-paid the Murphys for his Board membership by consistently acceding to the Murphys' demands. Howland has voted with the Murphys consistently since joining the ARI Board on virtually all Board actions. In 1993, Howland became the President and Chief Executive Officer of Rice Milling and Trading Ltd., Inc., a company which processed ARI's rice in Saudi Arabia. Howland held this position until January 1997. In February 1997, Howland was named as a defendant along with ARI in a lawsuit brought by Rice Milling and Trading Ltd., Inc. At the direction of the Murphys, ARI is funding Howland's defense in that lawsuit.

     11. At all times alleged herein, defendant McCombs was and is a director of nominal defendant ARI. McCombs has served as a director of ARI since 1993. McCombs has served as Executive Vice President of Finance and Administration, Treasurer and Secretary since 1993. In addition, McCombs has served as Managing Director of the ARI-Vinafood joint venture since September 1994 and as Vice President and Chief Financial Officer of ERLY since 1990. McCombs was hired by the Murphys and owes his seat on the ARI Board to the Murphys. His livelihood depends on keeping the Murphys happy. McCombs has re-paid the Murphys for his Board membership and his livelihood by consistently acceding to the Murphys' demands. McCombs has voted with the Murphys consistently since joining the ARI Board on virtually all Board actions.

     12. At all times alleged herein, defendant McFarland was and is a director of nominal defendant and ERLY. McFarland has served as a director of ERLY since 1986. McFarland is the Murphys' loyal subordinate who has been promoted through the ranks of ERLY and ARI by the Murphys. He was hired by the Murphys and placed on the ERLY Board at the Murphys' insistence. Because of the Murphys, McFarland receives over $200,000 a year in salary, benefits and fees. He has served as Senior Vice-President of ARI and President of the Comet American Marketing division of ARI since 1993. McFarland has also been Vice-President of ERLY since 1976. McFarland has re-paid the Murphys for his Board membership and his livelihood by consistently acceding to the

Murphys' demands. McFarland has voted with the Murphys consistently since joining the ARI Board on virtually all Board actions. Indeed, in July of 1992, McFarland helped to vote down a Board resolution which sought the ouster of Gerald Murphy as Chairman of ERLY for mismanaging the company. The two members of the ERLY Board who voted for that resolution are no longer on the ERLY Board. McFarland knows that he must protect the Murphys or face a similar fate.

     13. At all times alleged herein, defendant Prchal was and is a director of nominal defendant ARI. Prchal has served as a director of ARI since 1993. He has also served as a consultant to ARI since 1993 for which he receives substantial fees at the Murphys' direction. Prchal has re-paid the Murphys for his Board membership by consistently acceding to the Murphys' demands. He has voted with the Murphys consistently since joining the ARI Board on virtually all Board actions. Prchal was defendant Howland's number-two man at ARI before it was acquired by ERLY and also left to join Rice Milling and Trading Ltd., Inc. In February 1997, Prchal was also named as a defendant along with ARI and Howland in a lawsuit brought by Rice Milling and Trading Ltd., Inc. At the direction of the Murphys, ARI is funding Prchal's defense of that lawsuit.

     14. At all times alleged herein, defendant Wiener was and is a director of nominal defendant ERLY. Wiener has served as a director of ERLY since 1995. Wiener is a long-time intimate of Gerald Murphy and a key member of the Murphys' inner circle. Wiener owes his seat on the ERLY Board to the Murphys and receives substantial fees and benefits as a result. He has re-paid the Murphys for his Board membership by consistently acceding to the Murphys' demands. Wiener has voted with the Murphys consistently since joining the ERLY Board on virtually all Board actions. In the past, Gerald Murphy has been an important financial supporter of Wiener's business interests and has loaned Wiener a substantial amount of money. Wiener was appointed to the ERLY Board at the direction of the Murphys after the removal of the two directors who sought Gerald Murphy's ouster as Chairman. Wiener was placed on the Board because the Murphys knew that he would be a loyal Murphy ally and would not question their management of ERLY and ARI.

     15. Nominal defendant ERLY is a publicly held California corporation, which owns approximately eighty-one percent (81%) of ARI. ERLY is principally an international agribusiness company operating through its subsidiary ARI. ERLY also has operations in international consulting and the manufacture and sale of forest fire retardant products through its subsidiaries, Chemonics International, Inc. and Chemonics Fire-Trol, Inc.

     16. Nominal defendant ARI is a publicly held Texas corporation, approximately eight-one (81%) of which is owned by ERLY. ARI is a processor and marketer of branded rice products in the United States, Saudi Arabia, Haiti and other rice consuming markets.

     17. The true names and capacities, whether individual, corporate, associates or otherwise of the defendants named herein as Does 1 through 100, inclusive, are unknown to plaintiff, who therefore sues such defendants by their fictitious names. Plaintiff will amend this Complaint to insert the true names and capacities of such Doe defendants, when the name becomes known to them. Each such fictitiously named defendant is responsible in some manner and is therefore liable for the acts and omissions hereinafter alleged.

     18. At all times alleged herein, Douglas Murphy, Gerald Murphy, the Director Defendants and the Doe defendants in doing or omitting to do the acts and things alleged was the agent or representative of each other and acted within the course and scope of such agency and representation.

     19. Douglas Murphy, Gerald Murphy, the Director Defendants and the Doe defendants each had advance knowledge of, authorized or ratified the acts and conduct of each other hereinafter alleged.

                               FACTUAL BACKGROUND
                               ------------------
                        THE MURPHY LAND DEAL IS HATCHED
                        -------------------------------

     20. This story of greed and betrayal has its genesis in an affluent enclave of Houston, Texas known as Kingwood. Kingwood, a large scale master planned community, was developed by the Friendswood Development Company ("Friendswood"), headquartered in Houston. Approximately 196 acres of Friendswood property located in Kingwood, situated along the prestigious Kingwood Country Club Golf Course, remained undeveloped. In 1993, Friendswood approached the Tenzer Company, Inc. ("Tenzer Co."), a developer of active adult residential communities and single family subdivisions, concerning the feasibility of developing the 196 acre property as an active adult residential community. Thereafter, the Tenzer Co. investigated the potential for such a project and, in coordination with Friendswood, created a plan for the development of the property.

     21. On July 1, 1994, Tenzer Co., as purchaser, entered into a Sale and Purchase Agreement with Friendswood (and King Ranch, Inc., a venturer with Friendswood in Kingwood), as seller.

     22. The President of Tenzer Co., Michael L. Tenzer ("Tenzer"), knew that the development of the property would require a substantial investment of capital -- at least $6 million of additional equity. Tenzer began to search for one or more investors to furnish the necessary capital.

     23. In July of 1994, Tenzer contacted Gerald Murphy (a former business colleague) to see if he might be interested in investing in Tenzer Co.'s proposed Kingwood development, then referred to as Kingwood Lake South. Coincidentally, Gerald Murphy's son, Defendant Douglas Murphy, lived in Kingwood in the vicinity of the property. Eager to take a personal stake in the venture, the Murphys committed themselves -- not ARI or ERLY -- to provide substantial
                      ----------
capital to the project.

     24. Between August and December 1994, Tenzer Co., and the Murphys negotiated concerning the various rights and obligations they would have with one another in the development of the project. It was determined that a limited partnership would be formed, with Tenzer Co. as general partner and the Murphys as limited partners. The limited partnership would be called Kingwood Lakes South, L.P. ("KLS"). In December 1994, another individual investor, Anthony M. Frank ("Frank"), agreed to invest $500,000 cash to obtain a proportionate limited partner interest in KLS.

     25. It was agreed among the parties that, at the time of the acquisition of the property from Friendswood by KLS in late December 1994, Mr. Frank would fund his entire cash commitment of $500,000, the Murphys would fund $2 million of their aggregate cash commitment of $5.5 million (with the balance of $3.5 million being funded within several months of the closing of the acquisition of the property), and Tenzer Co. would contribute the Purchase and Sale Agreement and all appurtenant rights to the contract, including all entitlements which had been obtained by Tenzer Co. The lawyers selected by the Murphys for the venture, Nathan Wood & Sommers (who are also the attorneys for ARI), then prepared another revision to a draft of the proposed limited partnership agreement to show the new capital contribution schedule.

     THE MURPHYS RECKLESSLY PLEDGE $1.5 MILLION OF ERLY STOCK AS COLLATERAL
     ----------------------------------------------------------------------

     26. On or about December 20, 1994, Tenzer traveled to Houston from Los Angeles to finalize the execution of the Agreement of Limited Partnership, so as to evidence the agreement reached by Tenzer Co., the Murphys, and Mr. Frank, as well as to close the acquisition of the real property. At a morning meeting on December 22, 1994, the date scheduled for the closing with Friendswood, the Murphys informed Tenzer for the first time that, notwithstanding their numerous confirmations of their commitment to furnish cash for the closing of the land purchase, they did not, in fact, have in available and ready funds the initial $2 million cash portion of their total equity capital commitment of $5.5 million. Nevertheless, the Murphys assured Tenzer that they would be able to come up with the cash -- they just needed more time.

     27. No longer willing to simply take the Murphys' word that they would honor their financial commitments to the project, Tenzer Co. sought additional security. The Murphys in turn were desperate to obtain a personal interest in a potentially lucrative development and did not want to see Tenzer Co. walk away from the table and give the opportunity to another investor. Therefore, in order to assure Tenzer Co., and to induce it to contribute the Purchase and Sale Agreement to a venture to include the Murphys, Gerald Murphy agreed to execute and deliver to KLS his unconditional Promissory Note in the amount of $1.5 million, payable on or before March 22, 1995.

     28.  Regardless of the consequences to ERLY and ARI, Gerald Murphy agreed
                                                          --------------------
to an unconditional pledge to KLS of 333,333 shares owned by him in ERLY, a
------------------------------------------------------------------------
public company, to secure payment of the Promissory Note (the "Murphy Stock Pledge"). Douglas Murphy, as President and Chief Executive Officer of ERLY and ARI, was a willing and active participant in the Murphy Stock Pledge. In order to obtain a personal interest in the Murphy Land Deal, Douglas Murphy knowingly and/or recklessly encouraged, aided, abetted and ratified the Murphy Stock Pledge.

     29. Regardless of the consequences to ERLY and ARI, Gerald Murphy further agreed to execute a stock power for the entire block of shares of ERLY, so that upon a default in payment of the Promissory Note, KLS could immediately sell the
                                                            -----------
shares, which it was holding as collateral, for cash to maintain operations of KLS. Douglas Murphy, as President and Chief Executive Officer of ERLY and

ARI, was a willing and active participant in the agreement to execute the stock power for the entire block of ERLY shares. In order to obtain a personal interest in the Murphy Land Deal, Douglas Murphy knowingly and/or recklessly encouraged, aided, abetted and ratified Gerald Murphy's agreement to execute the stock power for the entire block of ERLY shares.

     30. In his capacity as an officer and director of ERLY, Gerald Murphy promised to obtain for KLS, and later did obtain, a written opinion by ERLY's legal counsel that KLS would be entitled to enforce the Pledge Agreement in accordance to its terms. Douglas Murphy, as President of ERLY and ARI, was a willing and active participant in obtaining this legal opinion. In order to obtain a personal interest in the Murphy Land Deal, Douglas Murphy knowingly and/or recklessly encouraged, aided, abetted and ratified Gerald Murphy's agreement to obtain the legal opinion. Based on Douglas Murphy's own statements (see paragraph 37, infra), ERLY's law firm possessed a conflict of interest in
 ---               -----
rendering this opinion. This conflict was known, or should have been known, to counsel and to the Murphys but was not properly waived (nor could it have been properly waived).

     31.  The Murphys' stake in the deal having been saved by the Murphy Stock
          --------------------------------------------------------------------
Pledge, on or about December 12, 1994, the Agreement of Limited Partnership of
------
KLS (the "Partnership Agreement") was executed by the Murphys, Tenzer Co. and Frank. In paragraph 3.1(b) of the Partnership Agreement, the Murphys agreed that: (a) Gerald Murphy would deliver the Promissory Note in the amount of $1.5 million to KLS; (b) Douglas Murphy would make the initial $500,000 cash contribution, which was required to close the acquisition of the property; and
(c) The Murphys would "collectively commit, covenant, and agree to contribute . . ., [an additional] $3,500,000 (or such lesser amount as Tenzer Co. and the
Murphys might agree would be necessary)" as and when called for by [Tenzer Co.], but in any event prior to the closing of the Acquisition and Development Loan."

     32. After Tenzer Co. assigned to KLS the Purchase and Sale Agreement, KLS acquired the real estate from Friendswood by paying the downpayment and executing the purchase money promissory note. At this point, there was no turning back for the Murphys.

                         THE MURPHYS RENEGE ON THE DEAL
                         ------------------------------

     33. Ultimately, unwilling to put their money where their mouths were, the Murphys reneged on the deal. Gerald Murphy never made his $1.5 million payment on March 22, 1995 as required by the Promissory Note. Likewise, Douglas Murphy never made his initial $500,000 cash contribution.

     34. Shortly after Gerald Murphy went into default on the Promissory Note, Tenzer Co. brought suit on behalf of KLS on April 3, 1995. Predictably, the lawsuit sought to enforce the Murphy Stock Pledge by foreclosing on the ERLY stock.

      AT THE BEHEST OF THE MURPHYS, ARI AND ERLY COME TO THEIR RESCUE --
      ------------------------------------------------------------------
                           THE BRAZORIA COUNTY SUIT
                           ------------------------

     35. Faced with the threat of a protracted and costly legal battle which could threaten their own personal fortunes, the Murphys decided to use the resources of ARI and ERLY as their own personal legal defense fund ("Murphy Legal Defense"). Immediately after the KLS suit was filed, the Murphys, acting in their capacity as officers and directors of ARI and ERLY directed ARI and ERLY to join them in bringing suit in Brazoria County, Texas (the "Brazoria County Suit"), a jurisdiction which had no relationship to the Murphy Land Deal or to any of the parties thereto. The Brazoria County Suit sought an ex parte
                                                                      -- -----
order restraining KLS from selling the ERLY stock which had been pledged as collateral for Gerald Murphy's Promissory Note.

     36. Why, given the lack of any connection whatsoever between the Murphy Land Deal and Brazoria County, did the Murphys choose this rural Texas forum to seek an injunction against the sale of ERLY stock? Simply put, because ARI has a mill in the heart of Brazoria County which employs over 300 people. Indeed, the Brazoria County Suit was specifically geared to make this parochial appeal.

     37. Under penalty of perjury, less than four months after he had agreed to the Murphy Stock Pledge, Douglas Murphy declared that the foreclosure by KLS of the ERLY stock securing payment of Gerald Murphy's Promissory Note would adversely affect ARI and ERLY. According to the Original Petition filed by ARI, ERLY and the Murphys, and sworn to by Douglas Murphy, "the sale of said stock would place [ARI] in technical default of its financing and it would materially interfere with the ongoing re-financing which would cost [ARI] over $9 million a year." Furthermore, the suit claimed that the stock foreclosure would adversely impact the industrial revenue bond that had been used to build the ARI plant in Freeport, Texas and thereby bring about the collapse of the rice plant in Brazoria County. Not surprisingly, the Brazoria County Court granted the plaintiffs' request for a temporary restraining order.

     38. The Brazoria County Suit is at the heart of this derivative lawsuit because, regardless of the suits' underlying merit, the fact that it was filed at all represents indisputable proof that the Murphys and the Director Defendants violated their fiduciary duties to ARI, ERLY and their respective shareholders:

     (a) First, if the complaint, verified by Douglas Murphy as President of ARI and ERLY, is true, then the Murphys knowingly and/or recklessly violated their fiduciary duties to ARI an ERLY by entering into a personal transaction --the pledge of ERLY stock to save their stake in the Murphy Land deal --that threatened such adverse consequences to ERLY and ARI;

     (b) On the other hand, if these adverse consequences were not true, then the Murphys knowingly and/or recklessly violated their fiduciary duties to ARI and ERLY by leading the companies into an expensive lawsuit to protect their own personal fortunes without any basis whatsoever.

     39. Later in the litigation, in connection with a hearing on a permanent injunction, a deal was struck whereby the Brazoria County Suit would be transferred to Harris County (Houston). Tenzer Co. (on behalf of KLS) agreed that it would not undertake any effort to foreclose on the ERLY stock until August 24, 1995. At that time, Tenzer Co. could petition the court for relief from the injunction in order to consummate the foreclosure and the sale of the stock. ARI (not the Murphys) agreed to post a $15,000 bond in connection with the preliminary injunction that was issued.

     40. At the behest of the Murphys, and with the express or implied consent of the Director Defendants, ARI and/or ERLY picked up the entire tab for the legal bills related to the Brazoria County Suit and the suit initiated by KLS, including the fees incurred by the Murphys as individual plaintiffs. Once informed of the suits, the Director Defendants willfully and/or recklessly ratified the conduct of the Murphys.

 AT THE BEHEST OF THE MURPHYS, ARI AND ERLY LAUNCH STEP TWO IN THE MURPHY LEGAL
 ------------------------------------------------------------------------------
                        DEFENSE -- THE FRIENDSWOOD SUIT
                        -------------------------------

     41. Two months before the Murphys, ARI and ERLY were scheduled to go to trial with KLS on the original suit filed by KLS against the Murphys, the Murphys enlisted ERLY and ARI in waging a legal battle on another front related to the Murphy Land Deal: the Murphys, along with ERLY and ARI and with the knowing and/or reckless express or implied authorization of the Director Defendants, filed suit against Friendswood, the corporate owner of the land to be developed in Kingwood, as third party defendants.

     42. ERLY and ARI had no legitimate interest whatsoever in pursuing a lawsuit against Friendswood. Indeed, their presence in the pleading caption was merely a way for the Murphys to wage their own personal legal battles without spending a dime of their own money. In addition, it was a transparent attempt to delay the KLS trial.

     43. During the course of the Friendswood litigation, Friendswood asked the court for sanctions against plaintiffs and their counsel based on an allegation that the lawsuit was frivolous. As a result of the Murphys' actions (taken with the knowing and/or reckless express or implied authorization of the Director Defendants), the court imposed stiff sanctions on the Murphys, ARI, ERLY and their attorneys in the staggering amount of $134,000. Those sanctions were paid
                                                       -------------------------
for by ARI, not the Murphys.  The sanctions are on appeal, further exposing ARI
---------------------------
and ERLY to additional costs and expenses.

             THE MURPHYS SUBJECT ERLY AND ARI TO FURTHER LEGAL WOES
             ------------------------------------------------------

     44. Shortly after August 24, 1995, Tenzer Co. (on behalf of KLS) had the preliminary injunction lifted, thus obtaining permission from the court to foreclose on the ERLY stock the Murphys pledged to secure the Promissory Note. Accordingly, Tenzer Co. tendered the stock certificates to Chase Mellon Bank ("Chase Mellon") -- the transfer agent for ERLY.

     45. Subsequently, at the behest of the Murphys and with the knowing and/or express authorization of the Director Defendants, ARI's lawyers intervened and threatened Chase Mellon in an attempt to stop the transfer. Chase Mellon then filed an interpleader action.

     46. On December 9, 1995, Judge Harris in Harris County Texas granted partial summary judgment to Tenzer Co. (on behalf of KLS). Immediately thereafter, at the behest of the Murphys and with the consent of the Director Defendants, ARI and ERLY filed another frivolous lawsuit in Los Angeles Superior Court to enjoin Wedbush Securities from facilitating the sale. Judge Garcia in Texas, however, suggested that ERLY and ARI withdraw the lawsuit they had filed in California or face sanctions. The next day, ERLY and ARI withdrew the lawsuit against Wedbush Securities.

     47. In January 1997, the appeal of the summary judgment was rejected. Shortly thereafter, ARI and ERLY moved to vacate the court's order. That motion was also denied.

     48. Next, with the knowing and/or reckless express or implied authorization of the Director Defendants, the Murphys directed ARI and ERLY to file a lawsuit in Texas to enjoin KLS from using the proceeds of the sale of stock. That request for injunctive relief was denied. The sale of the stock occurred shortly thereafter, and 145,000 shares were sold.

     49. At the behest of the Murphys and with the knowing and/or reckless express or implied authorization of the Director Defendants, once Chase Mellon transferred the shares, ARI and ERLY fired Chase Mellon. Chase Mellon has now sued ARI and ERLY.

     50. At the September 16, 1996 meeting of the ERLY Board of Directors, defendants Gerald Murphy, Burgess, McFarland and Wiener voted unanimously (Douglas Murphy abstained) to continue to advance ERLY funds for the Murphy Legal Defense. The Murphys were both present for the discussion, consideration and vote on this proposal in which they had a personal financial interest. Defendants Gerald Murphy, Burgess, McFarland and Wiener did not seek or rely on expert advice or any independent legal advice in making this decision. ERLY received absolutely no consideration from the Murphys for this loan and/or gift of corporate assets and the Murphys did not provide ERLY with any security for the loan.

     51. At the June 28, 1997 meeting of the ARI Board of Directors, defendants Bain, Howland, McCombs and Prchal voted unanimously (with the Murphys both abstaining) to continue to advance ARI funds for the Murphy Legal Defense and that Gerald Murphy would only be asked to repay no more than half of the total legal bills. The Murphys were both present for the discussion, consideration and vote on this proposal in which they had a personal financial interest. Defendants

Bain, Howland, McCombs and Prchal did not seek or rely on expert advice or any independent legal advice in making this decision. ARI received absolutely no consideration from the Murphys for this loan and/or gift of corporate assets and the Murphys did not provide ARI with any security for the loan.

 THE RESULT OF THE MURPHY LEGAL DEFENSE --  A TEXAS JURY HITS THE MURPHYS, ERLY
 ------------------------------------------------------------------------------
                      AND ARI WITH AN $18 MILLION VERDICT
                      -----------------------------------

     52. The ill-advised Murphy Legal Defense has proved to be a disaster to ERLY, ARI and its shareholders. On September 10, 1997, solely as a result of the Murphys' wrongful conduct, a jury in Texas hit ERLY, ARI and the Murphys with joint and several liability for a verdict which could end up being worth $18 million. The jury found, inter alia, as follows:

     (a) Gerald Murphy and Douglas Murphy agreed to be bound to the Partnership Agreement;

     (b) The failure of Gerald Murphy and Douglas Murphy to comply with the Partnership Agreement proximately caused damages to Tenzer Co. and Frank;

     (c) The Murphys' failure to comply with the Partnership Agreement was not excused for any reason;

     (d) The Murphys with malice breached their duties to their partners and proximately caused damages to Tenzer Co. and Frank;

     (e) ERLY and ARI willfully participated in the Murphys' breach of duties to their partners;

     (f) The Murphys, ERLY and ARI committed a fraud by affirmative misrepresentation that proximately caused damages to Tenzer Co. and Frank;

     (g) The Murphys committed a fraud by failure to disclose that proximately caused damages to Tenzer Co. and Frank;

     (h) ERLY, ARI and the Murphys were part of conspiracy that damaged Tenzer Co. and Frank;

     (I) ERLY, ARI and the Murphys are jointly and severally liable for damages to Frank of $1,028,000;

     (j) ERLY, ARI and the Murphys are jointly and severally liable for damages to Tenzer Co. in the amount of $8,629,000;

     (k) ERLY, ARI and the Murphys must pay Tenzer Co.'s and Frank's attorneys' fees in the amount of $4,342,400;

     (l) ERLY, ARI and the Murphys must pay for the attorneys' fees of Tenzer Co. and Frank if the case goes to appeal in an amount up to $542,800;

     (k)  Gerald Murphy and Douglas Murphy are not entitled to any damages;

     (l)  Gerald Murphy must pay $3,000,000 in exemplary damages;

     (m)  Douglas Murphy must pay $500,000 in exemplary damages;

     (n) ARI must pay $100,000 in exemplary damages because of the tortious acts of its agents the Murphys; and

     (o) ERLY must pay $100,000 in exemplary damages because of the tortious acts of its agents the Murphys.

     53. All told, the Murphys and the Director Defendants have already subjected ARI and ERLY to substantial unnecessary legal expenses and costs with no end in sight to the legal woes of ARI and ERLY, precipitated by the misguided Murphy Legal Defense and by the Murphys' breaches of fiduciary duty. ARI and ERLY are also potentially subject to multi-million dollar claims by Chase Mellon (in addition to the verdict in favor of Tenzer Co. and Frank) solely as a result of the Murphys' breaches of fiduciary duty.

     54. Defendants Gerald Murphy, Douglas Murphy, and the Doe Defendants, by their wrongdoings herein alleged, breached their duties of loyalty to ERLY and ARI; acted in bad faith; engaged in intentional misconduct; and engaged in a knowing violation of law.

     55. The Director Defendants were fully aware that the Murphy Legal Defense was outrageously unfair to ERLY and ARI and that it was a waste of corporate assets and would damage ERLY and ARI, but approved and acquiesced in this misconduct.

     56. By virtue of all of the foregoing, defendants Gerald Murphy, Douglas Murphy, the Director Defendants and the Doe defendants are responsible for any and all liabilities, damages and payments made or incurred by or as a result of defendants' wrongful acts and conduct, including but not limited to, the Murphy Stock Pledge and/or the Murphy Legal Defense.

     57. The acts and conduct of defendants Gerald Murphy, Douglas Murphy, and the Doe defendants heretofore alleged were oppressive, fraudulent, and malicious, thereby subjecting these defendants, and each of them, to punitive and exemplary damages.

                             DERIVATIVE ALLEGATIONS
                             ----------------------

     58. Plaintiff brings this action derivatively in the right of and for the benefit of ERLY and ARI to redress injuries suffered and to be suffered by ERLY and ARI as a direct result of the violations of law, breaches of fiduciary duty, illegal loans, abuse of control, as well as the aiding and abetting thereof, by the defendants. ERLY and ARI are named as nominal defendants solely in a derivative capacity.

     59. This is not a collusive action to confer jurisdiction on this Court which it would not otherwise have.

     60. Plaintiff will adequately and fairly represent the interests of ERLY, ARI and their respective shareholders in enforcing and prosecuting their rights.

     61. Plaintiff has not made any demand on the present Board of Directors of ERLY or ARI to institute this action because the acts committed by defendants violate Section 315 of the California Corporations Code in that they constitute an illegal corporate loan and/or guarantee made by ERLY and ARI to two directors and officers of ERLY and ARI. Pursuant to Section 316 of the California Corporations Code, suit may be brought in the name of the corporation to seek redress for such illegal loan and/or guarantee without regard to the provisions of Section 800 of the California Corporations Code which requires derivative plaintiffs to make a demand;

     62. As a separate and additional reason for not making a pre-suit demand, the particularized facts set forth above demonstrate that any such demand on the Board of Directors of ERLY and ARI would have been futile and a useless act for the following reasons:

     (a) There is no disinterested majority of either Board of Directors that is capable of exercising an independent judgment with regard to the prosecution of this matter;

     (b) The Boards of Directors of ERLY and ARI have both considered the claims of this lawsuit and have voted against taking action against the Murphys, the principal wrongdoers;

     (c) The Boards of Directors of ERLY and ARI participated in or approved many of the acts and omissions or were on notice of and/or recklessly disregarded the wrongs complained of herein;

     (d) The acts complained of herein constitute violations of fiduciary duties owed to the Boards of Directors of ERLY and ARI and these acts are incapable of ratification;

     (e) The acts complained of herein constitute violations of law and breaches of the fiduciary duties owed by the Boards of Directors of ERLY and ARI and these acts are incapable of ratification;

     (f) As set forth with particularity in paragraphs 8 through 14, the known principal wrongdoers and beneficiaries of the wrongdoing complained of herein are in a position to, and do, dominate and control their fellow directors on the Boards of ERLY and ARI. Thus, the Boards of Directors of ERLY and ARI could neither exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action. The directors of ERLY and ARI cannot be relied upon to reach a truly independent decision as to whether to commence the demanded actions against themselves and the officers and directors responsible for the misconduct alleged in this Complaint, in that, inter alia, the Board of Directors is
                                         ----- ----
     totally dominated by the Murphys who were personally and directly involved in the misconduct alleged and who each approved the actions complained of, and to whose directives and views the Board has consistently acceded and will continue to accede. This domination of the Boards of Directors of ERLY and ARI by the Murphys has impaired the Boards' ability to validly exercise its business judgment and rendered it incapable of reaching an independent decision as to whether to accept plaintiff's demands;

     (g) In order to bring this action for breaching their fiduciary duties, the members of the Boards of Directors of ERLY and ARI would have been required to sue themselves, their fellow directors and allies in the top ranks of the companies, who are their good friends and with whom they have entangling financial alliances, interests and dependencies, which they would not do. Therefore, the ERLY and ARI Boards would not be able to vigorously prosecute any such action.

     (h) The members of the Boards of Directors of ERLY and ARI, including each of the defendants herein, receive payments, stock options and other benefits by virtue of their membership on the Boards and their control of the two corporations. They have thus benefited from the wrongdoing herein alleged and have engaged in such conduct to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent judgment in deciding whether to bring this action. The members of each Board also have close personal and business ties with each other and are, consequently, interested parties and cannot in good faith exercise independent business judgment to determine whether to bring this action against themselves and one another.

     (i) The composition of the Boards of Directors of ERLY and ARI are designed to (and do) make them dependent on and deferential to the Murphys who as a practical matter control and dominate the process by which directors are selected for nomination or renomination to the two Boards. Each Defendant Director owes his directorship (and the resulting substantial fees and perks) to the two defendant directors. No director can be independent as he has a direct economic incentive to please the two director defendants in order to (a) maintain his position on the Board(s);
     (b) maintain his position as an officer; and/or (c) continue to receive substantial consulting fees authorized and approved by the Murphys.

     (j) ERLY and ARI have suffered significant losses, and have been exposed to significant future losses, due to the wrongful acts of the Murphys by pledging ERLY stock as collateral to obtain a personal stake in a speculative land deal. Yet, with full knowledge of these wrongful acts, the Director Defendants have taken no action, and have expressly refused to take action, against the Murphys for their wrongful conduct to recover for ERLY and/or ARI the damages suffered thereby;

     (k) The acts complained of herein are wrongful and the expenditure of funds complained of constitutes a waste of ERLY's and/or ARI's assets, and thus are acts incapable of ratification.

     63. A true copy of this Verified First Amended Derivative Complaint will be delivered to ERLY and ARI after its filing with the Court.

                             FIRST CAUSE OF ACTION
                             ---------------------

    Derivative Claim For Intentional Breach Of Fiduciary Duties And Waste Of
    ------------------------------------------------------------------------
                                Corporate Assets
                                ----------------
     64. Plaintiff incorporates by reference and realleges (P)(P) 1-63 as if set forth fully herein. This Cause of Action is asserted against all defendants on behalf of ERLY and ARI.

     65. The defendants are fiduciaries of ERLY and ARI and of all of their public shareholders and owe to them the duty to conduct the business of the Company loyally, faithfully, carefully, diligently and prudently. These counts are asserted based upon the defendants' acts in violation of California common law (with respect to ERLY) and Texas common law (with respect to ARI), which acts constitute breach of fiduciary duty and waste of ERLY's and ARI's corporate assets.

     66. The Murphys, in their roles as executives and directors of ARI and ERLY, participated in the acts of mismanagement alleged herein, or acted in reckless disregard of the facts known to them, and failed to exercise due care and undivided loyalty in connection with the Murphy Land Deal, the Murphy Stock Pledge, and the Murphy Legal Defense. The Murphys knew, or should have known through reasonable inquiry, of the facts alleged herein including, among others that the unconditional pledge of ERLY stock to obtain a personal interest in a speculative land deal would expose ERLY and ARI to substantial risk in the event of a foreclosure and thereby breached their duty of care, loyalty, accountability and disclosure to the shareholders of ERLY and ARI by failing to act as an ordinary or prudent person would have acted in a like position.

     67. The Murphys, in their capacities as officers and directors of ARI and ERLY, intentionally breached their fiduciary duties by (a) intentionally and/or recklessly exposing ERLY and

ARI to unnecessary litigation by issuing an unconditional pledge of ERLY stock to secure a personal interest in a speculative land deal; and/or (b) directing ERLY and ARI to engage in meritless litigation designed to protect defendants' own personal fortunes. The Murphys and the Director Defendants, in their capacities as officers and directors of ARI and ERLY, intentionally and/or recklessly breached their fiduciary duties by directing ERLY and ARI to continue to advance the Murphys' legal expenses and/or fund the legal expenses entirely without consideration or security, and by failing to seek and provide separate legal counsel and a separate legal defense for ERLY and ARI.

     68. As a result of the Murphys and the Director Defendants' wrongful conduct and wrongful action, ERLY and ARI have suffered considerable damage to and drastic diminution in the value of its tangible and intangible assets.

     69. The Murphys and the Director Defendants, singly and in concert, engaged in the aforesaid conduct in intentional breach and/or reckless disregard of their fiduciary duties to ERLY and ARI.

     70. The Murphys and the Director Defendants conspired to abuse, and did abuse, the control vested in them by virtue of their high-level positions with ERLY and ARI.

     71. By reason of the foregoing, the Murphys and the Director Defendants have caused ERLY and ARI to waste its valuable assets and otherwise unnecessarily expend its corporate funds, as a result of which ERLY and ARI have been substantially damaged.

     72. ERLY and ARI have been injured by reason of the Murphys' and the Director Defendants' intentional breach and/or reckless disregard of their fiduciary duties to the corporations. Plaintiff, as a shareholder and representative of ERLY and ARI, seeks damages and other relief for the corporations as hereinafter set forth.

                             SECOND CAUSE OF ACTION
                             ----------------------

Derivative Claim For Negligent Breach Of Fiduciary Duties Against All Defendants
--------------------------------------------------------------------------------

     73. Except to the extent they allege intentional or reckless conduct by any defendant, plaintiffs incorporate by reference and reallege (P)(P) 1-72 as if set forth fully herein.

     74. The Murphys and the Director Defendants engaged in the aforesaid conduct without exercising the reasonable and ordinary care owed to ERLY and ARI by directors, officers, managing agents, employees, and/or controlling persons of a corporation.

     75. ERLY, ARI and their respective shareholders have been injured by reason of the Murphys' and the Director Defendants' negligent breaches of their fiduciary duties. Plaintiff, as shareholder and representative of ERLY and ARI, seeks damages and other relief for the corporations as hereinafter set forth.

                             THIRD CAUSE OF ACTION
                             ---------------------

     Derivative Claim For Waste Of Corporate Assets Against All Defendants
     ---------------------------------------------------------------------

     76. Plaintiff incorporates by reference and realleges (P)(P) 1-75 as if set forth fully herein. This Cause of Action is asserted against all defendants on behalf of ERLY and ARI.

     77. The Murphys' breaches of fiduciary duty have and will continue to subject ERLY and ARI to suits for, among other things, malicious prosecution and abuse of process. The costs, expenses and fees incurred defending those suits or any other suit against ERLY and/or ARI, and any recoveries to be paid by ERLY and/or ARI, including possible punitive damages resulting from the intentional misconduct, constitute a further waste of corporate assets arising out of defendants' misconduct.

     78. In addition, the Murphys have wasted the corporate assets of ERLY and ARI by (a) intentionally and/or recklessly exposing ERLY and ARI to unnecessary litigation by issuing an unconditional pledge of ERLY stock to secure a personal interest in a speculative land deal; and or (b) by directing ERLY and ARI to engage in meritless litigation designed to protect defendants' own personal fortunes. The Director Defendants have likewise wasted the corporate assets of ERLY and ARI by directing ERLY and ARI to advance and/or fund the legal expenses of the Murphys without consideration or security.

     79. ERLY and ARI have been injured by reason of the Murphys' and the Director Defendants' waste of ERLY's and/or ARI's assets. Plaintiff, as shareholder and representative of ERLY and ARI, seeks damages and other relief for ERLY and ARI as hereinafter set forth.

                             FOURTH CAUSE OF ACTION
                             ----------------------

   Derivative Claim For Violation Of California Corporations Code Section 315
   --------------------------------------------------------------------------

     80. Plaintiff incorporates by reference and realleges (P)(P) 1-79 as if set forth fully herein. This Cause of Action is asserted against all defendants on behalf of ERLY and ARI.

     81. By reason of the aforesaid acts, the defendants have violated their official duties and Section 315 of the California Corporations Code, which provides, in pertinent part:

      (a) A corporation shall not make any loan of money or property to, or guarantee the obligation of, any director or officer of the corporation or of its parent, unless the transaction, or an employee benefit plan authorizing the loans or guarantees after disclosure of the right under such a plan to include officers or directors, is approved by a majority of the shareholders entitled to act thereon.

     82. ERLY and ARI have made loans and/or guarantees in violation of Section 315 by, among other things, (a) paying for the Murphy Legal Defense and all related legal actions; and (b) paying for the sanctions incurred in the Friendswood Action.

     83. These illegal loans and/or guarantees were not approved by a majority of the shareholders entitled to act upon the transactions.

     84. The Murphys were not entitled to indemnification for expenses incurred as a result of actions taken on their own behalf and which were not incurred in the performance of their duties as directors and/or officers.

     85. As a proximate result of the violation of Section 315, ERLY, ARI and their respective shareholders have been injured. Plaintiff, as a shareholder and representative of ERLY and ARI, seeks damages and other relief for the corporations as hereinafter set forth.

     WHEREFORE, plaintiff prays for the following relief:

     A.   Determining that this action is a proper derivative action;

     B. Against each defendant for restitution and/or damages in favor of the plaintiff, on behalf of ERLY and ARI, plus pre-judgment interest;

     C. Awarding punitive and exemplary damages as appropriate against the Murphys;

     D. Enjoining defendants from further breaches of their duties to ERLY and ARI including, but not limited to, enjoining the further distribution of corporate assets to fund the Murphy Legal

Defense and mandating on-going indemnification by the Murphys for further costs and expenses incurred by ERLY and ARI related to the Murphy Legal Defense;

     E. Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust or otherwise restricting defendants' assets so as to assure that plaintiff has an effective remedy;

     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees; and

     G. Granting such other and further relief as this Court may deem just and proper.
                               JURY TRIAL DEMAND
                               -----------------

     Plaintiff hereby demands a trial by jury pursuant to Rule 38 of the Federal Rules of Civil Procedure.

DATED:  September 12, 1997

                              GIBSON, DUNN & CRUTCHER LLP
                              DANIEL S. FLOYD, SBN 123819
                              KEVIN S. ROSEN, SBN 133304
                              DANIEL N. SHALLMAN, SBN 180782

                              By:  /s/ Daniel S. Floyd
                                 -------------------------------
                                       DANIEL S. FLOYD

                              Attorneys for Plaintiff FARMERS RICE
                              MILLING COMPANY, INC.

                                  VERIFICATION
                                  ------------



     I, Nanette Kelley, hereby declare as follows:

     I am President of Farmers Rice Milling Company, Inc., Plaintiff in the above-entitled action. I have read the foregoing First Amended Derivative Complaint and know the contents thereof; I am informed and believe the matters therein are true and on that ground allege that the matters stated therein are true.

     I declare under penalty of perjury that the foregoing is true and correct and that this verification was executed on September 10, 1997 in Baton Rouge, Louisiana.


                                   /s/ Nanette Kelley
                                ---------------------------
                                       Nanette Kelley